Mail Stop 3561

June 19, 2006

Tom Hamilton
President and Chief Executive Officer
BCAP LLC
200 Park Avenue
New York, NY 10166

Re: BCAP LLC
Amendment no. 2 to Registration Statement on Form S-3
Filed June 5, 2006
File No. 333-133181

Dear Mr. Hamilton:

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All page references are to the marked copy you provided to us.

Base Prospectus
Cross-Support Provisions, page 92

1. While we note your response to prior comment 2 of our letter dated May 25, 2006, we reissue the comment in its entirety. Please tell us which forms of credit support you anticipate may be applied concurrently to two or more separate trust funds established by the depositor. Please also describe the mechanics of how the shared credit support will operate, including how it will be funded, or how it will be acquired. In your analysis, please address how the shared enhancement will assure "the servicing or timely distribution of proceeds." Please also describe to us types of risks associated with the shared credit support.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Michael Gambro, Esq.
        Cadwalader, Wickersham & Taft LLP
        Fax: (212) 504-6666